UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO §240.13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Silence Therapeutics plc

(Name of Issuer)

Ordinary shares, nominal value £0.05 per share

(Title of Class of Securities)

G8128Y157

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. G8128Y157	2 of 6

1	NAMES OF REPORTING PERSONS Mallinckrodt plc
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY:
4	CITIZENSHIP OR PLACE OF ORGANIZATION Ireland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,062,167 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,062,167 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,062,167 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.64% (2)
12	TYPE OF REPORTING PERSON CO

(1)

Represents ordinary shares of the Issuer held by Cache Holdings Limited, an indirect wholly-owned subsidiary of Mallinckrodt plc. Mallinckrodt plc does not own any ordinary shares of the Issuer, but may be deemed to beneficially own the ordinary shares held by Cache Holdings Limited.

(2)

The denominator for this calculation is based on 89,777,000 ordinary shares of the Issuer outstanding as of September 30, 2021, as reported in the Issuer’s Form 6-K filed with the U.S. Securities and Exchange Commission on November 16, 2021.

SCHEDULE 13G

CUSIP No. G8128Y157	3 of 6

1	NAMES OF REPORTING PERSONS Cache Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY:
4	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,062,167 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,062,167 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,062,167 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.64% (2)
12	TYPE OF REPORTING PERSON CO

(1)

Represents ordinary shares of the Issuer held by Cache Holdings Limited, an indirect wholly-owned subsidiary of Mallinckrodt plc. Mallinckrodt plc does not own any ordinary shares of the Issuer, but may be deemed to beneficially own the ordinary shares held by Cache Holdings Limited.

(2)

The denominator for this calculation is based on 89,777,000 ordinary shares of the Issuer outstanding as of September 30, 2021, as reported in the Issuer’s Form 6-K filed with the U.S. Securities and Exchange Commission on November 16, 2021.

SCHEDULE 13G

CUSIP No. G8128Y157	4 of 6

Item 1.	(a) Name of Issuer:

Silence Therapeutics plc

(b) Address of Issuer’s Principal Executive Offices:

72 Hammersmith Road, London W14 8TH, United Kingdom

Items 2	(a) Name of Person Filing:

Mallinckrodt plc

Cache Holdings Limited

(b) Address of Principal Business Office or, if None, Residence:

Mallinckrodt plc - College Business & Technology Park, Cruiserath, Blanchardstown, Dublin 15, Ireland

Cache Holdings Limited - Victoria Hall, 5th Floor, 31 Victoria Street, Hamilton HM 10 Bermuda

(c) Citizenship:

Mallinckrodt plc – Ireland

Cache Holdings Limited – Bermuda

(d) Title of Class of Securities:

Ordinary Shares, nominal value £0.05 per share

(e) CUSIP Number:

G8128Y157

Item 3.	Not applicable.

Item 4.	Ownership:

(a)	Amount beneficially owned: 5,062,167 ordinary shares (1)

(b)	Percent of class: 5.64% (2)

(c)	Number of shares to which such Reporting Persons have:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 5,062,167 (1)

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 5,062,167 (1)

(1)

Represents ordinary shares of the Issuer held by Cache Holdings Limited, an indirect wholly-owned subsidiary of Mallinckrodt plc. Mallinckrodt plc does not own any ordinary shares of the Issuer, but may be deemed to beneficially own the ordinary shares held by Cache Holdings Limited.

SCHEDULE 13G

CUSIP No. G8128Y157	5 of 6

(2)

The denominator for this calculation is based on 89,777,000 ordinary shares of the Issuer outstanding as of September 30, 2021, as reported in the Issuer’s Form 6-K filed with the U.S. Securities and Exchange Commission on November 16, 2021.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

Exhibits:

Exhibit 1 – Joint Filing Statement

SCHEDULE 13G

CUSIP No. G8128Y157	6 of 6

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 7, 2022

MALLINCKRODT PLC

/s/ Stephanie D. Miller
Name:	Stephanie D. Miller
Title:	Vice President, Corporate Secretary and General Counsel, International

CACHE HOLDINGS LIMITED

/s/ Stephanie D. Miller
Name:	Stephanie D. Miller
Title:	Vice President and Corporate Secretary